Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
February 9, 2021	Phone: 805.447.1000

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.

Registration Statement on Form S-4

Filed on February 9, 2021

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on the date hereof, in connection with the proposed offer by Amgen Inc. (the “Registrant”), to exchange (the “Exchange Offer”) up to the aggregate principal amount outstanding of its unregistered 2.770% Senior Notes due 2053 (the “Old Notes”) for equal aggregate principal amounts of its registered 2.770% Senior Notes due 2053 (the “New Notes”).

Please be advised that the Registrant is registering the Exchange Offer in reliance upon the position of the staff (the “Staff”) of the SEC set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”). In addition, the Registrant hereby represents that it has not entered into any arrangement or understanding with any person to distribute the New Notes following the completion of the Exchange Offer. To the best of the Registrant’s knowledge, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In addition, to the best of the Registrant’s knowledge, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of the New Notes.

In this regard, the Registrant will make each person participating in the Exchange Offer aware, through the prospectus forming part of the Registration Statement (the “Prospectus”), that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes, such person (i) cannot rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

February 9, 2021

The Registrant represents that with respect to any broker-dealer that may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the New Notes. The Registrant will make each person participating in the Exchange Offer aware (through the Prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the above paragraphs in connection with any resale of such New Notes).

In addition, the Registrant will require each person participating in the Exchange Offer to acknowledge the following:

(a)

If the exchange offeree is not a broker-dealer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the New Notes issued in the Exchange Offer; and

(b)

If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, that such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer and a statement to the effect that, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature Page Follows]

February 9, 2021

Respectfully yours,

Amgen Inc.

By:	/s/ Justin G. Claeys

Name:	Justin G. Claeys
Title:	Vice President, Finance and Treasurer